Exhibit 99.13

NiCE Announces Elite Partners of the Year Awards at Interactions 2025, Driving
Worldwide Acceleration of CX Automation

This year’s honorees played a pivotal role in accelerating CXone Mpower adoption and scaling the impact of customer service automation globally

Hoboken, N.J., June 18, 2025 – NiCE (Nasdaq: NICE) today announced the winners of the NiCE Elite Partners of the Year award at Interactions 2025, the industry’s largest customer experience event, taking place in Las Vegas. The winning partners were recognized for their exceptional contributions to expanding CXone Mpower’s global footprint, enabling more organizations to deliver connected, proactive and automated customer service.

Selected for their commitment to deepening expertise through advanced certifications and delivering differentiated value to customers, the winners exemplify excellence in innovation, execution, and impact. The winners of the NiCE Elite Partners of the Year award are:

Top Global System Integrator – For redefining customer service as a catalyst for proactive growth and delivering seamless, data-driven, and intuitive experiences at scale, the winner is Accenture.

Top Technology Solution Distributor - For expanding the reach of NiCE’s solutions by activating a robust network of technology advisors and accelerating momentum across the channel, the winner is Telarus.

Top Carrier Communication Partner – For delivering the connectivity, reliability, and security essential to supporting AI-powered customer experiences at scale, the winner is Verizon.

Top CALA Partner – For showcasing exceptional regional leadership and expertise in advancing CXone Mpower adoption throughout CALA and enabling enterprises to harness the power of next-generation CX automation, the winner is Betta.

Top Canada Partner – For advancing CX innovation in the Canadian market through major infrastructure investments and market leadership in communications and media, the winner is Bell Canada.

Top Public Sector Partner – For enabling government and public service agencies to transform workforce and HR operations through CXone Mpower-driven innovation, the winner is Deloitte GPS.

Top Trusted Advisor – For serving as a strategic partner to clients navigating cloud, cybersecurity, and automation solutions, and helping organizations modernize and elevate the customer experience, the winner is Amplix.

Top DEVone Partner – For redefining real-time collaboration by enabling businesses to instantly add co-browsing and collaborative capabilities to any digital experience and helping over 3,000 organizations streamline customer interactions, the winner is Surfly.

Top Certified Implementation Partner – For delivering seamless CXone Mpower implementations with precision and speed, and helping enterprises across industries drive agility, resilience, and transformation through expert guidance and execution, the winner is Tech Mahindra.

Top Technology Partner – For empowering innovation through globally trusted cloud infrastructure and enabling organizations to deploy AI-powered experiences at speed and scale, the winner is AWS.

Barry Cooper, President, CX Division, NiCE, said, "CXone Mpower is setting a new global standard for AI-driven customer service. It’s our partners who help bring this innovation to life, extending our reach, accelerating adoption, and driving measurable outcomes for businesses worldwide. We’re proud to recognize this year’s winners for their outstanding dedication, expertise, and role in reshaping the future of customer experience.”

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.